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                                   FOR:     Dataram Corporation

                        APPROVED BY:     Mark E. Maddocks
                                         Chief Financial Officer
                                         Dataram Corporation
                                         (609) 799-0071

                            CONTACT:     Investor Relations:
                                         John Blackwell/Sandra O'Keefe
                                         Press: Michael McMullan
                                         Morgen-Walke Associates, Inc.
                                         (212) 850-5600

              DATARAM REPORTS STRONG EARNINGS INCREASE
                  FOR FISCAL 1999 THIRD QUARTER

     PRINCETON, NJ, February 9, 1999:  Dataram Corporation (AMEX:
DTM) today announced favorable financial results for its third quarter and first nine months of fiscal 1999, ended January 31, 1999.

     For the fiscal 1999 third quarter, net earnings increased 38% to $1,422,000, or $0.22 per diluted share, versus $1,032,000, or $0.17 per diluted share. Revenues totaled $18.9 million versus $19.8 million in the prior year's third quarter.

     For the 1999 nine-month period, net earnings rose 56% to $4,130,000, or $0.66 per diluted share, versus $2,646,000, or $0.42 per diluted share. Revenues were $52.9 million compared to $58.1 million in the comparable period of fiscal 1998. Net earnings for the fiscal 1999 third quarter and nine months results included a $116,000, or approximately $0.02 per diluted share, benefit from a reduction in the Company's effective state tax rate. This was primarily the result of a change in New Jersey tax law. Going forward, the Company's net effective tax rate will be reduced by approximately 1%..

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DATARAM REPORTS STRONG EARNINGS INCREASE                        Page 2
FOR FISCAL 1999 THIRD QUARTER

     The Company noted that higher volumes shipped in the fiscal 1999 third quarter were offset by a lower purchase price, for DRAMs, the primary raw material used in its products. The average purchase price of DRAMS in the third quarter of fiscal 1999 was approximately 57% lower than in the comparable prior year period while gigabytes shipped increased by approximately 72%. On a sequential quarterly basis, DRAM prices in the 1999 third quarter were approximately 12% higher than in the second quarter.

     Additionally, the Company continued to participate in its previously announced share repurchase program. As of January 31, 1999, the Company purchased 192,200 shares of the 500,000 share repurchase authorization. The purchases were financed using funds generated by operating cash flow.

     Robert V. Tarantino, Dataram's president and chief executive officer, commented, "This quarter is indicative of the sustained worldwide demand for workstation and network server memory. By remaining focused on high capacity memory products, Dataram has maintained its profit margins, expanded its business and, once again, demonstrated improved earnings. Although DRAM pricing was lower compared to a year ago, it has risen from its second quarter lows and we have increased our selling prices accordingly. Looking ahead, we expect DRAM prices to remain stable throughout the fourth quarter."

     Mr. Tarantino continued, "In addition, we achieved several milestones. Specifically, we broadened our distribution channel by signing agreements with two major channel partners, expanded our international sales team and introduced and received Intel qualification for several products for the Intel network server marketplace. We are in the process of building a sales organization that will exclusively market these Intel products to channel assemblers and

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DATARAM REPORTS STRONG EARNINGS INCREASE                        Page 3
FOR FISCAL 1999 THIRD QUARTER

original equipment manufacturers. Jay Litus, Vice President of Business Development, will spearhead this effort."
In conclusion, Mr. Tarantino said, "As we enter our fiscal 1999 fourth quarter, we remain confident in our ability to sustain favorable financial performance and we expect to realize the benefit of our growth initiatives in the upcoming fiscal year."

     Dataram Corporation is a leading provider of gigabyte memory upgrades for workstations and network servers. The Company specializes in the manufacture of large-capacity memory boards for Compaq, Digital, Hewlett-Packard, IBM, Intel, Silicon Graphics and Sun Microsystems computers.

     The information provided in this press release may include forward-looking statements relating to future events, such as the development of new products, the commencement of production, or the future financial performance of the Company. Actual results may differ from such projections and are subject to certain risks including, without limitation, risks arising from: changes in the price of memory chips, changes in the demand for memory systems for workstations and servers, increased competition in the memory systems industry, delays in developing and commercializing new products and other factors described in the Company's most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission which can be reviewed at http://www.sec.gov.